NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 02, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 21, 2025, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Paragon 28, Inc. and Gazelle Merger Sub I, Inc., a wholly owned subsidiary of Zimmer, Inc. became effective before market open on April 21, 2025. Each share of Common Stock of Paragon 28, Inc. was converted into (i) USD 13.00 in cash , without interest, less any applicable fee, and tax, and (ii) One (1) contractual, non-tradeable Contingent Value Right (CVR) entitling the holder to receive up to $1.00 per share in cash, net of applicable taxes and without interest, subject to the achievement of the revenue-based milestone. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 21, 2025 .